

February 24, 2012

Via E-mail

Ms. Ginger M. Jones
Senior Vice President and Chief Financial Officer
Plexus Corp.
One Plexus Way
Neenah, WI  54956

> **Re:     Plexus Corp.**
> **Form 10-K for the fiscal year ended October 1, 2011**
> **Filed November 17, 2011**
> **File No. 001-14423**

Dear Ms. Jones:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 18

1.  You disclose here and elsewhere in the filing, including in risk factors and Note 12 to your consolidated financial statements, that you were notified in April 2009 by U.S. Customs and Border Protection of its intention to conduct an assessment of your import activities during fiscal 2008.  You state that, "During September 2010 the Company reported errors relating to import trade activity from July 2004 to the date of Plexus' report," and that you have agreed to implement improved processes and procedures and review such corrective measures with CBP.  In your response letter, please describe the "errors relating to import trade activity" referenced in your disclosure.  Note that we may have further comments upon reviewing your response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income taxes, page 28

2.      We note from your income tax and segment disclosures in Notes 6 and 13 on pages 55 and 66, respectively, what appears to be disproportionate relationships among domestic and foreign revenues, pre-tax income and tax rates.  The disproportionate magnitude of your non-U.S. revenues to non-U.S. pre-tax earnings and related foreign tax rate effects appear to require expanded MD&A disclosures as to how income tax planning has historically impacted or is reasonably likely to impact future results of operations and financial position.  We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding U.S. and non-U.S. contributions to your results of operations and the relationship between the mix of revenue generated in the U.S. and other countries and the U.S. and international components of income before income taxes.  Tell us how you considered these matters in your MD&A or what consideration you will give to these matters in future filings.  We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Disclosure About Critical Accounting Policies

Revenue, page 34

3.      Your disclosure indicates that net sales from engineering design and development services are typically recognized as costs are incurred utilizing the proportional performance model.  Please tell us your considerations of disclosing the assumptions and patterns used to book revenue utilizing the proportional performance model.  For example, it is unclear how cost input demonstrates a transfer of services to the customer; how you assess the outputs of the services provided at a point in time in comparison to the total expected outputs; and how you consider the transfer of control of the services occurs throughout the performance period.  In your response, tell us how much of your net sales are generated under the proportional performance model compared to the completed performance model for each of the years presented.

Consolidated Financial Statements

Consolidated Statements of Operations, page 41

4.      We note your disclosure under your revenue recognition policy on page 34 that you generate revenue from the sales of manufacturing services as well as from the sales of

engineering design and development services. We further note your disclosure that one of the recognition criteria of your manufacturing services is that "product" has been shipped. In light of this, as well as the inventory balance maintained on your balance sheet, please tell us your considerations of breaking out net sales and cost of sales between products and services in your statements of operations. Refer to Rule 5-03(b) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 6. Income Taxes, page 55

5.      Your disclosure on page 58 indicates that you do not provide for taxes that would be payable if undistributed earnings of foreign subsidiaries were remitted because you consider these earnings to be "invested for an indefinite period." Please tell us how this language equates to the meaning of the disclosure language of "permanent in duration" for investment of foreign funds. Refer to FASB ASC 740-30-50-2c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant